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August 8, 2003

Dear Stockholder:

As you know, Mercator Software, Inc. has entered into an agreement and plan of merger with Ascential Software Corporation pursuant to which a wholly owned subsidiary of Ascential has commenced an offer to purchase each share of Mercator common stock for $3.00, net to the seller in cash.

The offer is conditioned upon, among other things, a minimum of 51% of the shares of Mercator common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The offer will be followed by a merger in which each share of Mercator common stock not purchased in the offer will be converted into the right to receive the same amount of cash that is being paid in the offer.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF MERCATOR AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT MERCATOR'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF MERCATOR COMMON STOCK PURSUANT TO THE OFFER.

In arriving at its recommendation, your board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of JPMorgan Securities Inc., that as of the date of such opinion the consideration to be received by the holders of shares of Mercator common stock pursuant to the merger agreement is fair from a financial point of view to Mercator's stockholders. A copy of JPMorgan's written opinion, which sets forth the assumptions made, procedures followed and matters considered by JPMorgan in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are Ascential's Offer to Purchase, dated August 8, 2003, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and provide information on how to tender your Mercator shares to Ascential. The Schedule 14D-9 describes in more detail the reasons for your board's conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

Very truly yours,

-s- Roy C. King

ROY C. KING
Chairman, Chief Executive Officer and President

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